Companhia Energética de São Paulo

03 APR -1 AM 7:21

Data
São Paulo, March 27, 2003

Ref. CESP
CT/FFR/436/2003

03007947

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are sending you a free translated copy of the Abstract of the Minutes of the 485th Meeting of the Board of Directors of CESP – Companhia Energética de São Paulo, held on March 10, 2003., that we are publishing tomorrow in the newspapers Diário Oficial do Estado and Gazeta Mercantil.

Yours truly,

p/Valmir Alves Gomes
Funds Division Manager,

Enclosure: 1

dlo 4/14

Alameda Ministro Rocha Azevedo, 25
CEP 01410 900
Fax: (0XX11) 3266 8785
e-mail: inform@cesp.com.br

CESP Companhia Energética de São Paulo

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE No 35300011996

(free translation)

ABSTRACT OF THE MINUTES OF THE 485th MEETING OF THE BOARD OF DIRECTORS

On March 10, 2003, at 9:00 a.m., duly called by the Chairman of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room, at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed Board of Directors´ members of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers: Alexandre Magalhães da Silveira, Gustavo Adolfo Funcia Murgel and Miguel João Jorge Filho..... Following, the Chairman of the Board of Directors passed on to **item III** of the agenda, **"Bonds – Action Plan",** requesting the Company´s CEO that presented the matter, which was made based on Executive Committee Resolution No. 1317/04/1163a of 03/06/2003 and on the Proposal to the Board of Directors. Following, Mr. Guilherme Augusto Cirne de Toledo asked Mr. Henrique Alvares, representative of JP Morgan, to presented to the councilmembers details of the reestructuring proposal of the contractual put option of the 3rd Serie of US$150 million step-up notes with redemption date on May 9, 2003, as well as the complete reestructuring proposal of the other series of the CESP MTN Programme. After a wide discussion about the subject and being clarified all the doubts, the action plan presented by JP Morgan for reestructuring current bonds was unanimously **approved** by the councilmembers, must be published on Relevant Information about the matter.

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antônio Mardevânio Gonçalves da Rocha, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Gustavo de Sá e Silva, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira and Norberto de Franco Medeiros.

São Paulo, March 10, 2003.

(s)Mauro Guilherme Jardim Arce Chairman of the Board of Directors	(s)Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors